April 9, 2024

Daniel Greenspan
U.S. Securities and Exchange Commission (the “SEC” or the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Exchange-Traded Funds, Inc. (“Registrant”)

 on behalf of the following series:

T. Rowe Price Intermediate Municipal Income ETF (“Fund”)

File Nos.: 333-235450/811-23494

Dear Mr. Greenspan:

The following is in response to your comments provided on April 2, 2024, regarding the Registrant’s registration statement filed on Form N-1A on February 14, 2024 (the “Registration Statement”). Your comments and our responses are set forth below.

Prospectus

1. Comment: Please supplementally confirm that there are no fee reimbursement or recoupment arrangements. If there are, disclose in a footnote to the Fees and Expense table.

Response: The Registrant confirms that the Fund does not have a fee reimbursement or recoupment arrangement.

2. Comment: Disclose in footnote that other expenses are based on estimated amounts for the current year.

Response: The Fund will have a unitary fee and, therefore, will not have additional operating expenses.

3. Comment: The principal investment strategies state that the Fund may invest in below investment-grade instruments. Please note that below investment-grade bonds are also known as junk and are speculative.

Response: The first paragraph of the principal investment strategies in the summary section will be modified as follows (additions underlined): “The fund may invest in below investment-grade instruments, such holdings are commonly referred to as ‘junk.’”

The Registrant notes that the statutory section of the principal investment strategies states, “The fund may invest in below investment-grade instruments, commonly referred to as “junk” bonds,…”

The “speculative” nature of below investment-grade investments are described in the “credit quality” principal risk discussions, as shown below. In addition, the summary and statutory principal risk sections include an extensive discussion of the risks of “junk investing.” As such, the speculative characteristics of below investment-grade instruments are appropriately positioned in the risk section of the Fund’s prospectus, as required by Form N-1A. Accordingly, the Registrant respectfully declines to implement any further changes in response to this comment.

[Summary] Credit quality: … Securities that are rated below investment grade carry greater risk of default and should be considered speculative…

[Statutory] Credit quality: … However, holdings rated below investment grade are more susceptible to adverse economic conditions than other investment-grade holdings and may have speculative characteristics. Holdings rated below investment grade should be regarded as speculative because their issuers may be more susceptible to financial setbacks and recession than more creditworthy issuers.

4. Comment: In the “municipal securities” principal risks paragraph, the Fund states, “Certain sectors of the municipal bond market have special risks and could be affected by certain developments more significantly than the market as a whole.” Does the Fund anticipate emphasizing certain sectors of the municipal bond market, and, if so, please additionally disclose specific risks associated with investing in such sectors. Alternatively, if there are none, state such.

Response: While the Fund does not currently intend to emphasize certain sectors of the municipal bond market, the municipal securities risks paragraph includes examples of specific sectors and the risks associated with investing in those sectors, as follows:

For example: health care can be negatively impacted by rising expenses and dependency on third party reimbursements; transportation can be negatively impacted by declining revenues or unexpectedly high construction or fuel costs; utilities are subject to governmental rate regulation; and private activity bonds (including industrial development bonds) rely on project revenues and the creditworthiness of the corporate user as opposed to governmental support. Investing significantly in municipal obligations backed by revenues of similar types of industries or projects may make the fund more susceptible to developments affecting those industries and projects. If the fund invests a substantial amount of its assets in issuers located in a single region, state, or city, there is an increased risk that environmental, economic, political, and social conditions in those regions will have a significant impact on the fund’s investment performance.

Statement of Additional Information

5. Comment: Under the industry concentration fundamental policy, please add “or group of industries” per Item 16 of N-1A and Section 8(b)(1) of the 1940 Act.

Response: We respectfully disagree. The Registrant respectfully submits that the restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. The Fund does not have a policy to concentrate its investments in any particular industry or group of industries. Rather, the Fund’s policy with respect to industry concentration states that the Fund will not concentrate its investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. The Registrant submits that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

Sincerely,

/s/Sonia Kurian

Sonia Kurian

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.